AB 7/13

SECURI 06008376 ION

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MAY 26 2006

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~53391~~ 16081 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gaines Financial Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 North Belt East
(No. and Street)

Belleville, IL 62221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gaines B. Smith 618-233-7509
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregson, Russell E.
(Name – *if individual, state last, first, middle name*)

2810 Frank Scott Parkway West, Suite 812 Belleville, IL 62223
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gaines B. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gaines Financial Corporation, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

" OFFICIAL SEAL "
HOLLIE GODARD
Notary Public, State of Illinois
My Commission Exp. 3/5/07

5-25-06

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GAINES FINANCIAL CORPORATION

## FINANCIAL STATEMENTS

## 2006 and 2005

## GAINES FINANCIAL CORPORATION

## CONTENTS
**March 31, 2006 and 2005**

CERTIFIED PUBLIC ACCOUNTANTS
J.W. BOYLE & CO., LTD.
ESTABLISHED 1924

# INDEPENDENT AUDITORS' REPORT

To the Sole Director and Stockholder
of Gaines Financial Corporation

We have audited the balance sheet of Gaines Financial Corporation as of March 31, 2006, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Gaines Financial Corporation as of March 31, 2005, were audited by other auditors whose report dated May 24, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of Gaines Financial Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule "1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.W. Boyle & Co., Ltd.

J.W. BOYLE & CO. LTD.

May 22, 2006

COPPER BEND CENTRE
2810 FRANK SCOTT PARKWAY WEST, SUITE 812
BELLEVILLE, ILLINOIS 62223-5092

# FINANCIAL STATEMENTS

## GAINES FINANCIAL CORPORATION

### Balance Sheets
### March 31, 2006 and 2005

### ASSETS

| | 2006 | 2005 |
|---|---|---|
| Cash in bank - checking | $ 100 | $ 100 |
| Cash in bank - savings | 5,900 | 4,900 |
| Deposit | - | 1,000 |
| Total assets | $ 6,000 | $ 6,000 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | 2006 | 2005 |
|---|---|---|
| Total liabilities | $ - | $ - |
| Shareholder's equity | | |
| Common stock, no par value; authorized 1,000 shares; 150 shares issued and outstanding | 6,000 | 6,000 |
| Retained Earnings | - | - |
| Total shareholder's equity | 6,000 | 6,000 |
| Total liabilities and shareholder's equity | $ 6,000 | $ 6,000 |

See notes to financial statements.

## GAINES FINANCIAL CORPORATION

### Statements of Operations and Retained Earnings
### Years Ended March 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Income | | |
| Commissions received | $ 79,417 | $ 77,052 |
| Expenses | | |
| Commissions paid | 73,372 | 68,131 |
| Legal and accounting fees | 300 | 250 |
| Dues and subscriptions | 1,313 | 1,637 |
| Licenses and taxes | 1,030 | 880 |
| Office supplies | 1,857 | 1,835 |
| Medical expenses | 1,932 | 4,364 |
| Total expenses | 79,804 | 77,097 |
| (Loss) from operations | (387) | (45) |
| Other income | | |
| Miscellaneous income | 387 | 45 |
| Income before provision for income taxes | - | - |
| Provision for income taxes | - | - |
| Net income for the year | - | - |
| Retained earnings, beginning of year | - | - |
| Retained earnings, end of year | $ - | $ - |

See notes to financial statements.

## GAINES FINANCIAL CORPORATION

### Statements of Cash Flows
### Years Ended March 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Cash flows from operating activities: | | |
| Cash received from mutual funds | $ 79,417 | $ 77,052 |
| Cash expenditures | (79,804) | (77,097) |
| Miscellaneous income | 387 | 45 |
| Net cash flow from operating activities | - | - |
| Cash and cash equivalents, beginning of year | 6,000 | 6,000 |
| Cash and cash equivalents, end of year | $ 6,000 | $ 6,000 |

See notes to financial statements.

GAINES FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Significant accounting policies

**Organization and nature of business**

Gaines Financial Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD) and the Illinois Department of Securities. The Company is an Illinois Corporation.

**Securities transactions**

The Company is engaged solely in the mutual fund business serving clients in the greater St. Louis metropolitan area. All mutual fund transactions are conducted on an application way basis. At no time does the Company have constructive receipt of clients cash or securities.

**Commissions**

Commissions income is recorded by the Company when received from the mutual fund companies.

**Income taxes**

The Company is treated as a C-Corporation for income tax purposes. Since inception in 1970, the Company has periodically paid out all net income as commissions and therefore has had no federal or state income tax liability.

**Cash flows**

For the purpose of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. SEC Rule 15c3-3

At March 31, 2006, the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(1) and no facts came to our attention indicating that such condition had not been complied with since the last audit.

3. Internal control

There were no material inadequacies in the Company's internal accounting controls.

4. Computation of net capital

The only equity of the Corporation is $6,000 of authorized, issued and outstanding common stock.

There are no material differences in the computation of net capital under Rule 15c3-1, therefore a reconciliation is not necessary pursuant to Rule 17a-5(d)(4).

# SUPPLEMENTAL INFORMATION

## GAINES FINANCIAL CORPORATION

### Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2006

| | |
|---|---|
| Net capital | |
| Total stockholder's equity | $ 6,000 |
| Additions and deductions | - |
| Net capital | $ 6,000 |